FOR IMMEDIATE RELEASE                                       November 12,
1999

      CARETENDERS ANNOUNCES PLANS TO FOCUS SOLELY ON ADULT DAY CARE Sells Infusion Therapy and HME/Respiratory Operations for $14.5 million
              Plans Separation of Visiting Nurse Operations


Louisville, KY -- Caretenders HealthCorp (NASDAQ:CTND) today announced changes in its operations to enable it to focus solely on its adult day care business. The Company has sold its product operations to Lincare Holdings, Inc., (NASDAQNM:LNCR) for $14.5 million and is pursing available strategic alternatives to complete the separation of its visiting nurse operations.

"We are very excited to now be able to focus our undivided energy on our adult day health services operations, and we are pleased that the product transaction will provide us with improved access to the capital we need to grow." said William B. Yarmuth, Caretenders Chairman and CEO. "We believe the opportunities available to us to maximize shareholder value are much stronger in adult day care than in the other divisions. This realignment will enable us to be almost entirely debt free, have borrowing capacity available to fund growth, and deliver higher earnings per share to our shareholders."

According to Yarmuth, the company further believes opportunities for employees in the product and visiting nurse divisions will improve as a result of the realignment. "They will benefit from the dedicated focus on their specialty areas," he said. "We will continue to work diligently to ensure smooth transitions for employees, patients, and referral sources.

FINANCIAL IMPLICATIONS OF OPERATING DIVISION SEPARATION

As part of a formal plan of separation, the Company sold its product operations (consisting of infusion therapy and respiratory and medical equipment businesses) to Lincare in an asset sale for $14.5 million. Proceeds from the sale are being used to repay obligations outstanding under the company's bank line of credit. Immediately after closing, approximately $4 million remained outstanding on the line of credit. The Company has retained certain assets and liabilities associated with the product operations, the liquidation of which is expected to generate additional proceeds of approximately $3 million thus reducing the Company's bank borrowings to nearly zero. Borrowing capacity will then be available to the Company to pursue further development of the adult day care business. As a result of the operational separations, the Company will report a one-time net of tax loss of approximately $5 million or ($1.60) in the quarter ended September 30, 1999. This charge reduces the book value of the operations to their expected net realizable value and includes the estimated future operating results of the visiting nurse operations prior to separation.

The income statements and balance sheets of the Company from this point forward will be presented on a continuing operations basis (ADHS only). The Company plans to extend the due day of its Form 10Q for the quarter ended September 30, 1999 for up to 10 days past its November 15, 1999 due date to properly reflect these operating changes in its financial statements. The Company plans to announce its operating results for the three and six months ended September 30, 1999 early next week.

Caretenders HealthCorp is an adult day health care services company focused on providing alternatives for seniors and other special needs adults who wish to avoid nursing home placement. The Company has locations in Kentucky, Maryland, Alabama, Massachusetts, Connecticut, Indiana, Ohio, and Florida.

Contact: William Yarmuth or Steve Guenthner (502) 899-5355.


All statements, other than statements of historical facts, included in this news release, including the objectives and expectations of management for future operating results, are forward-looking statements. These forward-looking statements are based on the company's current expectations. Although the company believes that the expectations with respect to the future of adult day and home health services reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Because forward-looking statements involve risks and uncertainties, the company's actual results could differ materially. The potential risks and uncertainties which could cause actual results to differ materially could include the impact of further changes in the Medicare reimbursement system, including the ultimate implementation of a prospective payment system; government regulation; health care reform; pricing pressures from fourth-party payers; and changes in laws and interpretations of laws relating to the healthcare industry. For a more complete discussion regarding these and other factors which could affect the company's financial performance, refer to the company's Securities and Exchange Commission filing on Form 10-K for the year ended March 31, 1999, in particular information under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The company disclaims any intent or obligation to update its forward-looking statements.